                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                                 NEXTCARD, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  65332K 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  MAY 14, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [ ]    Rule 13d-1(c)

        [X]    Rule 13d-1(d)



------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 65332K 10 7                     13G

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Brentwood Associates VII, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  5,089,961 shares of common stock(1)

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     N/A
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  5,089,961 shares of common stock(1)

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     N/A

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,089,961 shares of common stock(1)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

      N/A
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.0% of shares of outstanding common stock(1)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------


---------------

(1) Brentwood Associates VII, L.P. holds directly 5,089,961 shares of common stock of the Issuer, a portion of which are shares of non-voting common stock that may be converted into shares of common stock provided that the holder of the shares will not own more than 9.999% of the voting power of any class of the Issuer's equity securities. Brentwood VII Ventures, L.P. is the general partner of Brentwood Associates VII, L.P.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

No. 65332K 10 7                     13G

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Brentwood Affiliates Fund, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  205,342 shares of common stock(2)

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     N/A
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  205,342 shares of common stock(2)

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     N/A

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      205,342 shares of common stock(2)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

      N/A
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      0.4% of shares of outstanding common stock(2)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------


---------------

(2) Brentwood Affiliates Fund, L.P. holds directly 205,342 shares of common stock of the Issuer. Brentwood VII Ventures, L.P. is the general partner of Brentwood Affiliates Fund, L.P.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 374266 10 4                     13G

--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Brentwood VII Ventures, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (See Instructions)                                                 (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY


--------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                               5     SOLE VOTING POWER

          NUMBER OF                  5,295,303 shares of common stock(3)

           SHARES              -------------------------------------------------
                               6     SHARED VOTING POWER
        BENEFICIALLY
                                     N/A
          OWNED BY
                               ------------------------------------------------
            EACH               7     SOLE DISPOSITIVE POWER

          REPORTING                  5,295,303 shares of common stock(3)

           PERSON              ------------------------------------------------
                               8     SHARED DISPOSITIVE POWER
            WITH
                                     N/A

-------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,295,303 shares of common stock(3)
--------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See Instructions)

      N/A
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      11.4% of shares of outstanding common stock(3)
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON (See Instructions)

      PN
--------------------------------------------------------------------------------


----------------

(3) Brentwood VII Ventures, L.P. is the general partner of Brentwood Associates VII, L.P., which holds directly 5,089,961 shares of common stock of the Issuer, a portion of which are shares of non-voting common stock that may be converted into shares of common stock provided that the holder of the shares will not own more than 9.999% of the voting power of any class of the Issuer's equity securities. Brentwood VII Ventures, L.P. is also the general partner of Brentwood Affiliates Fund, L.P., which holds directly 205,342 shares of common stock of the Issuer.

* SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)  NAME OF ISSUER:

            NextCard, Inc.

ITEM 1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            595 Market Street, Suite 1800, San Francisco, CA 94105


ITEM 2(a)  NAME OF PERSONS FILING:

            Brentwood Associates VII, L.P.
            Brentwood Affiliates Fund, L.P.
            Brentwood VII Ventures, L.P.

            The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated February 8, 2000 among the Reporting Persons is set forth in Exhibit I hereto and is incorporated herein by reference.

ITEM 2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            11150 Santa Monica Blvd., Suite 1200, Los Angeles, CA 90025

ITEM 2(c)  CITIZENSHIP:

            Delaware

ITEM 2(d)  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(e)  CUSIP NUMBER:

            65332K 10 7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            N/A

ITEM 4     OWNERSHIP:

            (a) Amount Beneficially Owned:

                Brentwood Associates VII, L.P.: 5,089,961 (see cover page) Brentwood Affiliates Fund, L.P.: 205,342 (see cover page) Brentwood VII Ventures, L.P.: 5,295,303 (see cover page)

            (b) Percent of Class:

                Brentwood Associates VII, L.P.: 11.0% (see cover page) Brentwood Affiliates Fund, L.P.: 0.4% (see cover page) Brentwood VII Ventures, L.P.: 11.4% (see cover page)

            (c) Number of Shares as to which such person has:

                (i) sole power to vote or to direct the vote:

                    Brentwood Associates VII, L.P.: 5,089,961 (see cover page) Brentwood Affiliates Fund, L.P.: 205,342 (see cover page) Brentwood VII Ventures, L.P.: 5,295,303 (see cover page)

                (ii) shared power to vote or direct the vote: N/A

                (iii) sole power to dispose or to direct the disposition of:

                      Brentwood Associates VII, L.P.: 5,089,961 (see cover page) Brentwood Affiliates Fund, L.P.: 205,342 (see cover page) Brentwood VII Ventures, L.P.: 5,295,303 (see cover page)

                (iv) shared power to dispose or to direct the disposition of:
                     N/A


ITEM 5     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            N/A

ITEM 6     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            The general partner of both Brentwood Associates VII, L.P. and Brentwood Affiliates Fund, L.P. is Brentwood VII Ventures, L.P., a Delaware limited partnership, which may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Brentwood Associates VII, L.P. and Brentwood Affiliates Fund, L.P.

            Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Brentwood VII Ventures, L.P. disclaims beneficial ownership of the securities described herein for any other purpose.

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ITEM 7     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
           THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            N/A

ITEM 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            N/A

ITEM 9     NOTICE OF DISSOLUTION OF GROUP:

            N/A

ITEM 10    CERTIFICATION:

            N/A

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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:  February 8, 2000
                                        BRENTWOOD ASSOCIATES VII, L.P.,
                                        a Delaware limited partnership

                                        By:  Brentwood VII Ventures L.P.,
                                             a Delaware limited partnership
                                             Its:  General Partner


                                             By: /s/ G. Bradford Jones
                                                 -------------------------------
                                                 G. Bradford Jones
                                                 General Partner



                                        BRENTWOOD AFFILIATES FUND, L.P.,
                                        a Delaware limited partnership

                                        By:  Brentwood VII Ventures L.P.,
                                             a Delaware limited partnership
                                             Its:  General Partner


                                             By: /s/ G. Bradford Jones
                                                 -------------------------------
                                                 G. Bradford Jones
                                                 General Partner



                                        BRENTWOOD VII VENTURES, L.P.,
                                        a Delaware limited partnership

                                        By: /s/ G. Bradford Jones
                                            ------------------------------------
                                            G. Bradford Jones
                                            General Partner


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